[PERFICIENT, INC. LETTERHEAD]

September 18, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re:           Response to SEC Comment Letter dated August 24, 2009

Dear Mr. Gilmore:

We are writing in response to your letter to Perficient, Inc. (“Perficient,” “we” or the “Company”) dated August 24, 2009.  We have considered the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2008 filed March 6, 2009, our Form 10-Q for the quarterly period ended June 30, 2009 filed August 5, 2009, and our Form 8-K filed August 5, 2009.  We have set forth below our responses to each of the comments raised in the letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Comment

1.
We note the statement in Note 4 to the financial statements that “A substantial portion of the services the Company provides are built on IBM WebSphere platforms and a significant number of its clients are identified through joint selling opportunities conducted with IBM and through sales leads obtained from the relationship with IBM.”  Please tell us whether you have any agreements with IBM, and if so, how you determined that any such agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.  In your response, please specifically discuss, in quantified terms, what portion of your revenues is dependent on IBM WebSphere platforms.

Response

We have a number of different agreements with IBM.  Our primary agreements include a master services agreement for staffing engagements, various software product resale agreements, and a partnership agreement.  Under our master services agreement, we provide IBM with teams of consultants that manage the implementation of IBM software products.  Each staffing engagement is dictated by a separate statement of work issued under the master services agreement.  For the fiscal year ended December 31, 2008, services provided directly to IBM on staffing engagements comprised 6% of our total revenues.

We are a “Premier Level” reseller of IBM software products.  Our ability to resell IBM software is covered by a separate agreement for each product.

Our partnership agreement with IBM provides us access to marketing, and technical and developmental support related to IBM products and services.  We have leveraged this relationship in certain instances, along with our skills on the IBM WebSphere platform to provide our clients with architecture planning services, application development services, and business integration services.  We also perform work on other IBM platforms to meet our clients’ needs, such as Lotus, Rational, Tivoli, and Information Management solutions.  For the fiscal year ended December 31, 2008, revenue from services performed for clients who utilize these IBM platforms was approximately 25% of our total services revenue.  All of this revenue was not directly related to our ability to leverage the IBM relationship; rather, it was more reflective of our domain expertise with IBM’s various platforms.

Each of the contractual agreements we have with IBM discussed above were made in the ordinary course of business.  While our relationship with IBM is of considerable importance to us, our business is not substantially dependent upon any of these contracts.  Our skills and domain expertise on IBM platforms are the main drivers of our revenue, so we believe a substantial portion of this revenue is sustainable even if our relationship with IBM were to be amended or terminated.  Therefore we do not believe any of our agreements with IBM need to be filed pursuant to Item 601(b)(10) of Regulation S-K.  In future filings, we will re-evaluate our disclosure and consider the concentrations of our domain expertise versus the nature of our agreements.

Item 8. Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 36

Comment

2.
Please tell us how you considered paragraph 23(c) of SFAS 95 and paragraph A96 of SFAS 123R.  In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows.

Response

Pursuant to the requirement of paragraph 23(c) of SFAS 95 and the illustrative financial statement disclosure in paragraph A96 of SFAS 123R, we have included the effect of excess tax benefits related to equity based awards in the Operating Activities section of the Statements of Cash Flows, in the line titled “Other Assets”

under the caption “Changes in operating assets and liabilities, net of acquisitions”.  The amount included in this line is the same as the amount of excess tax benefits in the Financing Activities section.  We note the Staff’s comment and will disclose the amount within cash flows from operating activities as a separate line item in the Statements of Cash Flows beginning with the Form 10-Q for the three and nine months ended September 30, 2009.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 37

Comment

3.
We note disclosure on page 48 that you have unbilled revenues.  Please tell us more about the arrangements that result in unbilled revenues and tell us how you consider the collectibility criteria and the fixed and determinable criteria when recognizing revenue.  Describe the prerequisites for billing and your experience with successfully billing and collecting unbilled revenues subsequent to the balance sheet date.  Refer to Item 5-02(3)(c) of Regulation S-X.

Response

Unbilled revenues represent the project time and expenses that have been incurred, but not yet billed to the client, prior to the end of the fiscal period.  Projects are set up in our billing system after review and approval of the contract with the client based upon contractual terms.  Consultants then charge their time worked and expenses incurred to the approved project.  After the time and expenses have been approved, these charges are available to be invoiced to the client.  For time and materials projects, the client is invoiced for the amount of hours worked times the billing rates as stated in the contract (fixed and determinable). For fixed fee arrangements, the client is invoiced according to the agreed-upon schedule detailing amount and timing of payments in the contract.  Unbilled revenue related to time and materials projects comprised more than 90% of the balance as of December 31, 2008, with the remainder related to fixed fee projects.  Clients are typically billed monthly for services provided during that month, but can be billed on a more or less frequent basis as determined by the contract.  If the time and expenses are worked/incurred and approved at the end of a fiscal period and the invoice has not yet been sent to the client, the amount is recorded as unbilled revenue once management verifies all other revenue recognition criteria have been met.  Prior to client acceptance and on an ongoing basis, we review, among other things, the credit worthiness and history of collections to ensure revenue is collectible.  The Company has established a process whereby the accounts receivable aging is reviewed bi-monthly and after management has discussed the status and collectibility of each amount due, a reserve is recorded as necessary.

The Company historically collects substantially all of the unbilled revenue and writes off an immaterial amount of receivables deemed to be uncollectible.

Unbilled revenues as of December 31, 2008 were $16.4 million.  Ninety-eight percent of this balance represented hours worked and expenses incurred in December 2008, with the remainder from November 2008.

Note 9 [13]. Business Combinations, page 49

Comment

4.
We note your disclosure that the value of the shares of common stock subject to a lapse acceleration right was determined by a third party valuation firm.  On page 30 you disclose that the purchase price allocated to intangible assets was based on management’s estimate and an independent valuation.  Please describe for us the nature and extent of the third party valuation firm’s involvement in the determination of the fair value of these transactions and assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist.  Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response

We engaged a third party valuation firm to assist us in calculating the fair value of intangible assets we acquired in 2007.  The results of the calculations, including the methodology and factors used, were reviewed by management.  We determined the final fair value to assign to the intangible assets and the lapse acceleration rights in the purchase price allocations and had sole responsibility for those items in the financial statements.  Our reason for referencing the involvement of the third party valuation firm was not to transfer any accountability for the items, but to note where management engaged assistance in applying the proper level of independence, competence and objectivity in determining the fair value of its newly acquired intangible assets and lapse acceleration rights. We will refrain from making any reference to the involvement of a third party expert in future filings unless we intend on obtaining the required consent.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed March 24, 2009)

Compensation of Directors and Executive Officers

Compensation Discussion and Analysis, page 8

General

Comment

5.
The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of the stock awards to Messrs. McDonald and Davis relative to other named executive officers.  We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, this should be discussed on an individualized basis.

Response

The Compensation Committee views Messrs. McDonald and Davis as value creators and the persons most responsible for the long-term strategy and development of the Company and, for these reasons, has historically provided significant equity awards to them.  Further, for the same reasons, the percentage of total compensation paid in long-term equity awards to Messrs. McDonald and Davis has been larger than that paid to the other named executive officers.  Although Mr. Martin’s role at the Company is important, it is Mr. McDonald and Mr. Davis who establish and oversee the long-term strategic goals and development of the Company.  Mr. Thompson is in charge of sales, and, therefore, his compensation is structured differently from the other executive officers.  This is discussed in part in the Compensation Discussion and Analysis of the Company’s Definitive Proxy Statement filed March 24, 2009 (the “2009 Proxy Statement”) at page 11 in the description of the Business Development Executive Commission Plan.  The duties assigned to Mr. Kalbfleish do not require that he be responsible for the long-term strategy of the Company, and, further, in the benchmarking analysis performed in 2007 (discussed below), his compensation was in line with that of his peers.

The size of the long-term equity awards granted to Messrs. McDonald and Davis in 2008 is also indirectly related to the benchmarking study obtained by the Company in late 2007.  Although the Company did not explicitly benchmark equity awarded in 2008 to awards of its peer group, the Company did perform this analysis in 2007 and indicated in its Definitive Proxy Statement filed April 30, 2008 (the “2008 Proxy Statement”) at page 10 the following:

The Compensation Committee utilized a report prepared by Longnecker to determine how the Company’s executive officer compensation, including the long-term incentives like share-based payments, compared to its peers and a market average (see discussion under “Peer Group” for a definition of these terms).  The analysis showed that the value of the equity awards received by the

Company’s executive officers is somewhat larger than the value of long-term incentives, such as equity-based awards, received by executive officers of its peers and the market midpoint.  Specifically, the overall long-term incentive value provided to Company executives was approximately 150% of the external market midpoint.  This is to be expected given that the Company’s operating performance was substantially above the peer group.  In other words, the value of the Company’s equity awards exceeded that of its peers in large part because the Company’s stock outperformed that of its peers.  In addition, the report indicated that, although the value of equity-based awards exceeds the external market midpoint, the standard vesting schedule of five years generally utilized in the restricted stock awards granted to employees is longer than the vesting schedule utilized by the Company’s peers.

In 2008, the Compensation Committee determined that smaller equity awards to Messrs. McDonald and Davis were appropriate and reduced the value of the equity award to Mr. McDonald by over 50% and the equity award to Mr. Davis by over 40%.  Although equity awards across the Company were smaller in 2008 than 2007, the percentage reduction in the awards to the other named executive officers was considerably less than the reduction to the awards granted to Messrs. McDonald and Davis.  Therefore, the Compensation Committee determined that the size of the equity awards to Messrs. McDonald and Davis in 2008 were appropriate given their respective roles in the Company’s long term strategic planning and total direct compensation.

Finally, it is worth noting that, although a significant portion of the value of the total compensation to Messrs. McDonald and Davis is in the form of restricted stock, those shares vest over five years.  When the Compensation Committee reviewed peer companies in 2007, those companies utilized vesting schedules that were between three to four years.

In next year’s definitive proxy statement, we will highlight in our Compensation Discussion and Analysis the distinctions made between the role of Messrs. McDonald and Davis and the other named executive officers and the impact of their different roles (particularly as value creators and the persons most responsible for the long-term strategy and development of the Company) in making compensation decisions particularly with respect to the size of equity awards granted to them.

Peer Group, page 9

Comment

6.
We note your use of peer group comparison and benchmarking information.  Please clarify whether you use specific peer group compensation percentiles in making compensation decisions.  If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2008 compensation and each benchmarked element of compensation.  Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.  We do note that, with regard to base salary, the Compensation Committee used the report of your consultant as verification that the base salaries are close to, or slightly below, the market midpoint.

Response

As indicated above, a compensation study prepared by the Longnecker Group was provided to the Company in late 2007.  The Compensation Committee utilized that study to analyze total direct compensation, base salaries, and long-term equity compensation paid or granted in 2007.  This is discussed at pages 8 and 10 of the Company’s 2008 Proxy Statement.  In the 2009 Proxy Statement, the Longnecker study was cited with respect to determinations of base salary made in 2008.  The study cited was not a new study but was the same study that had been completed and utilized to benchmark 2007 compensation.  Due to the proximity of the completion and review of the report in late 2007 and the establishment of base salaries during the first half of 2008, the Compensation Committee determined that the Longnecker study was helpful and utilized it accordingly in setting those base salaries.  However, for purposes of analyzing total direct compensation and long-term equity awards in 2008 (which are typically granted in December), the Compensation Committee believed the data provided in the Longnecker study was stale (being more than a year old at the time long-term equity awards were made in December 2008) and consequently did not use the Longnecker study for purposes of benchmarking those awards.  As indicated above, the Compensation Committee did indirectly consider the value of the long-term equity awards made in 2007, which had been subject to the benchmarking study, in making 2008 awards; however, the Compensation Committee did not engage in benchmarking with its peer companies when the 2008 awards were made.  Therefore, the Compensation Committee believed it would have been inappropriate to refer to the Longnecker study in its discussion of total direct compensation and long-term equity awards in the 2009 Proxy Statement because the data in that study was not utilized (due to the age of the study) in the grant of equity awards in December 2008 or in the analysis of 2008 total direct compensation.  See our response to Comment 5 regarding the Compensation Committee’s basis for determining the 2008 long-term equity awards.

Base Salary, page 9

Comment

7.
You indicate that the base salary for the Chief Financial Officer was increased by $10,000 effective May 16, 2008, though you have not discussed the reasons for the increase in amount at that particular time.  Please clarify the reasons for the increase and discuss how the increase compared to the peer group and market average considered by you in setting compensation.

 Response

Based on a 2007 study performed by our independent compensation consulting firm (the Longnecker study referred to in our responses to Comments 5 and 6 above), our Chief Financial Officer’s base salary was below other executive officer base salaries as a percentage of the external market midpoint (as defined in our Definitive Proxy Statement filed March 24, 2009).  As a result, an increase in our Chief Financial Officer’s base salary was approved by the Compensation Committee in May 2008.  After this adjustment, the base salary of our Chief Financial Officer was at 82% of the external market midpoint.  In the future, our Compensation Discussion and Analysis will include a more robust discussion of any material change in the base salary of a named executive officer.

 Potential Payments upon Termination and/or Change of Control, page 22

 Comment

8.
Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments of provision of benefits under the employment agreements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

 Response

Although the footnotes to the table quantifying potential payments upon termination and/or change in control at page 24 of the 2009 Proxy Statement do not explain how each payment in the table was derived, the narrative disclosure preceding the table taken together with the footnote disclosures following the table provides the information necessary to derive payment and benefit levels.

In future filings we will explain how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or the provision of benefits.  In this regard, we provide a level of severance benefits that we believe is necessary to provide a competitive compensation package to our executives.  Maintaining these arrangements helps us accomplish our compensation objectives by enabling us to attract and retain senior executives, provide senior executives with a degree of certainty regarding their future employment relationship and ensure the continued commitment of senior executives in the event of a potential or actual change in control.  We further believe that through our change in control provisions, we help further align the interests of our executives with those of our shareholders.  Providing change in control benefits is designed to reduce the reluctance of management to pursue potential change in control transactions that may be in the best interests of our shareholders, and helps ensure stability in the event of a change in control of the Company.

We further believe that the level of severance benefits and vesting of outstanding equity awards under the employment agreements, including multiples of pay, are consistent with market practice and necessary for us to be competitive in attracting and retaining talent in our industry and commensurate with each senior executive's level of responsibility.

We believe that the potential payments to be made upon termination and/or change of control are an important part of executive compensation.  Based on our compensation philosophy, generally executives are paid a lower base salary than market but receive long-term equity compensation at a greater rate than the market.  The focus on variable compensation helps to retain executives and reward them for performance over time.  Due to this philosophy, we believe offering potential payments upon termination and/or change of control is an attractive compensation element that allows our executives to become equalized with market compensation should these events occur.

Item 15. Exhibits, Financial Statement Schedules, page 59

Comment

9.
We note that you did not include in the Exhibit Index to the Form 10-K the credit agreement entered into on May 30, 2008 with Silicon Valley Bank and KeyBank filed on Form 8-K on June 3, 2008.  Please amend to include the agreement or advise.

Response

We did not include the credit agreement entered into on May 30, 2008 with Silicon Valley Bank and KeyBank filed on Form 8-K on June 3, 2008 due to an oversight.  We respectfully request that the Staff allow us to include this agreement on the Exhibits Index to our Form 10-Q for the three and nine months ended September 30, 2009 instead of amending the Form 10-K.  We will also properly include it on the Form 10-K for the fiscal year ended December 31, 2009. We advise the Staff that we have not borrowed any amount under this facility since its inception in May 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 6. Exhibits, page 19

Comment

10.
We note that the lead sentence of each certification includes the title of the certifying officer.  Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31) of Regulation S-K. Please confirm your understanding of the form requirements and provide us with a representation that you will provide conforming disclosure in future filings.

Response

We confirm that we understand the form requirements and further represent that we will provide conforming disclosure in future filings, beginning with the Form 10-Q for the three and nine months ended September 30, 2009.

Form 8-K Filed August 5, 2009

Exhibit 99.1 – Press Release dated August 5, 2009

About Non-GAAP Financial Measures

Comment

11.
We note the company’s statement that the non-GAAP financial measures presented are useful to investors because they exclude “non-operating charges” and because the non-GAAP measures reflect the “essential operating activities” of the Company.  Please tell us your basis for referring to these items as non-operating when some of the items excluded from your non-GAAP measures, such as depreciation, amortization, and stock compensation, are included in determining income from operations.  As part of your response, please tell us why you believe compensating employees is not an essential operating activity.

Response

We use non-GAAP financial measures to supplement our GAAP financial results in order to provide better understanding of our past financial performance and future results to our investors and analysts.  These non-GAAP financial measures are the primary tool used by management and our Board of Directors when assessing company performance, and therefore we feel it is appropriate to disclose them to our investors.  Items such as depreciation, amortization, and stock compensation are excluded from our non-GAAP measures because they are not considered when management makes operating decisions or included in our internal operating budgeting and forecasting process.  A portion of our executive compensation (amounts to be earned under our “Performance Based Executive Bonus Plan”) is partially based on non-GAAP performance objectives such as those we discuss in our Press Release that exclude these charges.  Certain non-GAAP measures are also used by our bank in calculating amounts available under our credit facility and the related debt covenants, should we ever borrow on our credit facility.

While our compensation philosophy dictates that stock compensation be a key element of pay for our executives, we evaluate the operations of our business excluding this expense.  Our executives and management team are not held accountable for the effect of non-cash stock compensation expense on our consolidated financial results because they cannot effectively project its impact in future periods and it is not reflective of the core business they are responsible for managing.

We recognize that our use of the term “non-operating” as it pertains to the items we exclude from our calculation of non-GAAP financial measures could be a source of confusion for investors.  We will revise the disclosure in our future Press Releases in the section titled “About Non-GAAP Financial Measures” to remove “non-operating” references. See proposed revised disclosure in our response to Comment 12 below.

Comment

12.	Please explain to us and revise your disclosure in future filings to explain how management differentiates between the usefulness of non-GAAP net income and EBITDA.

Response

Management uses various non-GAAP financial measures when it evaluates the Company’s business performance and when making operating decisions.  Non-GAAP net income is used primarily in the review of business performance by the Board of Directors and analysts.  This non-GAAP financial measure is also used to determine the amount of performance based incentive compensation that may be earned by our executives and other employees.  Executives use EBITDAS (EBITDA excluding stock compensation) to measure operating profitability, evaluate trends, and make strategic business decisions.  We will revise our disclosure and provide additional disclosure as necessary in our future Press Releases to clarify these points.

Our proposed revised disclosure to address the points made in Comments 11 and 12 is as follows:

“About Non-GAAP Financial Measures

Perficient, Inc. (“Perficient”) provides non-GAAP measures for EBITDAS (earnings before interest, income taxes, depreciation, amortization, and stock compensation), net income and net income per share data as supplemental information regarding Perficient’s business performance. Perficient believes that these non-GAAP financial measures are useful to investors because they provide investors with a better understanding of Perficient’s past financial performance and future results. Perficient’s management uses these non-GAAP financial measures when it internally evaluates the performance of Perficient’s business and makes operating decisions, including internal operating budgeting, performance measurement and the calculation of bonuses and discretionary compensation.  Management excludes stock-based compensation related to employee stock options and restricted stock awards, the amortization of intangible assets and income tax effects of the foregoing, when making operational decisions.

Perficient believes that providing the non-GAAP measures that management uses to its investors is useful because it allows investors to evaluate Perficient’s performance using the same methodology and information that is used by Perficient’s management. Specifically, non-GAAP net income is used by management primarily to review business performance and determine performance based incentive compensation for executives and other employees.  Management uses EBITDAS to measure operating profitability, evaluate trends, and make strategic business decisions.”

We acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer